                           Filed by Cell Pathways, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Cell Pathways, Inc.
                           Commission File No. 0-24889


On May 14, 2003, Cell Pathways, Inc., a Delaware corporation, issued the following press release.


                 CELL PATHWAYS, INC. REPORTS FIRST QUARTER 2003
                                FINANCIAL RESULTS

HORSHAM, PA, (MAY 14, 2003) - Cell Pathways, Inc. (NASDAQ: CLPA) today reported financial results for the first quarter ended March 31, 2003.

Net loss for the first quarter of 2003 was $5.6 million or $0.14 per share compared to a net loss of $5.6 million, or $0.18 per share for the same period in 2002. The Company ended the quarter with $6.0 million in cash as compared to $10.9 million in cash at December 31, 2002.

Revenues recognized on sales of Gelclair(TM) Concentrated Oral Gel for the first quarter of 2003 were $522,000. Gelclair(TM) is approved for use in treating oral mucositis, an inflammation and ulceration of the mouth caused by chemotherapy and radiotherapy. The Company has contracts with Celgene Corportation and John O. Butler Company whereby Celgene and Butler promote Gelclair(TM) in the oncology and dental marketplaces, respectively. Cost of products sold related to Gelclair(TM) were $190,000 for the first quarter of 2003. There were no product sales of Gelclair(TM) in the first quarter of 2002 since the Company began promoting Gelclair(TM) in the second quarter of 2002.

Research and development expenses were $3.5 million in the first quarter of 2003 as compared to $4.3 million for the same period in 2002, a decrease of $855,000 or 19.8%. This decrease was primarily the result of reductions in personnel, lower clinical study costs for Aptosyn(R) (exisulind), the Company's first drug candidate, a reduction in research supplies and fees associated with the Company's scientific advisory board. Partially offsetting these lower expenses were increases in expenses related to the development of the Company's second drug candidate, CP461.

Selling, general and administrative expenses were $2.5 million in the first quarter of 2003 as compared to $2.3 million for the same period in 2002, an increase of $230,000 or 10.2%. This increase was due primarily to expenses for accounting, legal and consulting related to the Company's pending acquisition by OSI Pharmaceuticals, Inc. and marketing expenses for Gelclair(TM). Partially offsetting these increases in expenses were decreases in personnel and marketing consulting expenses.


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
                                  CELL PATHWAYS, INC. REPORTS FIRST QUARTER 2003
                                                               FINANCIAL RESULTS
                                                                          PAGE 2


In the first quarter of 2002, the Company recorded a non-cash reduction of litigation settlement expense of $850,000 related to the then proposed securities class action litigation settlement. The reduction of expense related to and adjusted for the fair value of securities that were to be issued as part of the settlement. The settlement was finalized in September 2002. There was no litigation settlement expense or reduction thereof, in the first quarter of 2003.

In February 2003, the Company entered into an agreement with OSI
Pharmaceuticals, Inc. whereby OSI Pharmaceuticals will acquire the Company in a stock-for-stock merger of the Company with a subsidiary of OSI Pharmaceuticals. A stockholders meeting for the purpose of seeking approval of the proposed transaction has been scheduled for June 10, 2003.

Commenting on the quarter, Mr. Robert J. Towarnicki, Cell Pathways' chairman and chief executive officer, said, "First quarter 2003 was marked by two noteworthy events, the announcement of the proposed acquisition of Cell Pathways by OSI Pharmaceuticals and the completion of enrollment in our Phase III trial of Aptosyn(R) and Taxotere(TM) in non-small cell lung cancer."

Cell Pathways, Inc., headquartered in Horsham, Pennsylvania, is a development stage pharmaceutical company focused on the research and development of products to treat and prevent cancer and to treat certain autoimmune diseases. The Company also markets Gelclair(TM) Concentrated Oral Gel, manufactured by Sinclair Pharmaceuticals, Ltd. of the United Kingdom. For additional information on Cell Pathways, Inc., visit the Company's web site at http://www.cellpathways.com.

Note to Editors: Aptosyn(R) is a registered trademark of Cell Pathways, Inc., Gelclair(TM) is a trademark of Sinclair Pharmaceuticals Ltd. and Taxotere(TM) is a registered trademark of Aventis Pharmaceuticals Inc.

This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are those which express plans, anticipation, intent, contingency or future developments and/or otherwise are not statements of historical fact, including, statements regarding the acquisition by merger of the Company by OSI Pharmaceuticals. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements, including, among others, the risk that the Company's stockholders do not approve the merger or that another condition to the closing of the merger is not satisfied and other risks and uncertainties discussed in the Company's filings with the Securities and Exchange Commission.

          Additional Information About the Merger and Where to Find It

In connection with the proposed merger referred to above, OSI Pharmaceuticals has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4. The registration statement has been declared effective, and it contains the proxy statement of Cell Pathways for the meeting of its stockholders scheduled for June 10, 2003 to consider and vote upon the proposed merger. The proxy statement also serves as a prospectus of OSI Pharmaceuticals with respect to the shares of OSI Pharmaceuticals to be distributed to stockholders of Cell Pathways in the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI, CELL PATHWAYS, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by OSI Pharmaceuticals and Cell Pathways at the SEC's web site at http://www.sec.gov. In addition, they may obtain such documents from OSI Pharmaceuticals or from Cell Pathways free of charge by requesting them in writing from OSI Pharmaceuticals, Inc., 58 South Service Road, Suite 110, Melville, New York 11747, Attention: Investor Relations, telephone: (631) 962-2000, or from


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                                  CELL PATHWAYS, INC. REPORTS FIRST QUARTER 2003
                                                               FINANCIAL RESULTS
                                                                          PAGE 3


Cell Pathways, Inc., 702 Electronic Drive, Horsham, Pennsylvania 19044,
Attention: Investor Relations, telephone: (215) 706-3800.

OSI, Cell Pathways, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of Cell Pathways with respect to the transactions contemplated by the merger agreement. A description of any interests that OSI Pharmaceuticals' or Cell Pathways' directors and executive officers have in the proposed merger is available in the proxy statement/prospectus.

This press release is not an offer to sell shares of OSI Pharmaceuticals common stock which may be issued in the proposed merger with Cell Pathways. Such OSI Pharmaceuticals common stock is offered only by means of the proxy statement/prospectus referred to herein.





                             Financial Tables Follow

                                  CELL PATHWAYS, INC. REPORTS FIRST QUARTER 2003
                                                               FINANCIAL RESULTS
                                                                          PAGE 4

                               CELL PATHWAYS, INC.
                          (A development stage company)
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


                                                 March 31, 2003    December 31, 2002
                                                 --------------    -----------------
                   ASSETS
CURRENT ASSETS
      Cash and cash equivalents                  $   5,984,766      $  10,920,335
      Accounts receivable                              330,018            472,012
      Inventory                                      2,430,849          2,140,615
      Other current assets                             802,118            792,610
                                                 -------------      -------------
        Total current assets                         9,547,751         14,325,572

OTHER ASSETS                                         3,039,195          3,144,112
                                                 -------------      -------------
                                                 $  12,586,946      $  17,469,684
                                                 =============      =============


    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                              $   6,405,341      $   5,729,622
                                                 -------------      -------------

LONG TERM LIABILITIES                                   21,583             36,668
                                                 -------------      -------------

STOCKHOLDERS' EQUITY
         Common Stock                                  394,759            393,637

      Additional paid-in capital                   152,565,427        152,524,388
      Deferred Compensation                            (54,926)           (58,672)
      Deficit accumulated during the
        development stage                         (146,745,238)      (141,155,959)
                                                 -------------      -------------

                  Total stockholders' equity         6,160,022         11,703,394
                                                 -------------      -------------
                                                 $  12,586,946      $  17,469,684
                                                 =============      =============


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
                                  CELL PATHWAYS, INC. REPORTS FIRST QUARTER 2003
                                                               FINANCIAL RESULTS
                                                                          PAGE 5


                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                              For the Three Months Ended
                                                                      March 31,
                                                            ------------------------------
                                                                2003              2002
                                                            ------------      ------------

PRODUCT SALES                                               $    522,414      $         --
                                                            ------------      ------------

EXPENSES:
          Cost of products sold                                  189,595                --
          Research and development                             3,456,436         4,311,246
          Selling, general and administrative                  2,489,371         2,259,476
          Litigation settlement (1)                                   --          (850,000)
                                                            ------------      ------------
                                                               6,135,402         5,720,722
                                                            ------------      ------------

           Operating loss                                     (5,612,988)       (5,720,722)

INTEREST INCOME, net                                              23,709            88,821
                                                            ------------      ------------

NET LOSS                                                    $ (5,589,279)     $ (5,631,901)
                                                            ============      ============

Basic and diluted net loss per common share                 $      (0.14)     $      (0.18)
                                                            ============      ============

Shares used in computing basic and diluted net loss per
common share                                                  39,431,821        31,322,203
                                                            ============      ============


(1) Reduction of expense amount was recorded to adjust the 2001 recorded preliminary securities class action settlement amount to equal the fair value of the 1.7 million shares of common stock as of March 31, 2002. These shares have not been included in the shares used in computing basic and diluted net loss per common share for the three months ended March 31, 2002 since the settlement was not finalized until September 2002.